FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 29, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS’ Extraordinary General Meeting Decisions

Moscow, Russian Federation – March 29, 2006 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the decisions made at its Extraordinary General Meeting (EGM) held on March 28, 2006.

At the Company’s EGM held yesterday, the following persons were elected to MTS’ Board of Directors:

•      Alexey Buyanov, Senior Vice President, Sistema;

•      Alexander Gorbunov, Head of the Corporate Development Department, Sistema;

•      Vladimir Lagutin, Member of the Board of Directors of Sistema and Sistema Telecom;

•      Sir Peter Middleton GCB, independent director;

•      Helmut Reuschenbach, independent director;

•      Sergey Schebetov, General Director, Sistema Telecom;

•      Vassily Sidorov, President and CEO of MTS.

Alexander Gorbunov and Sergei Schebetov are new members of the Company’s Board of Directors. Alexander Goncharuk, President of Sistema, and Michael Guenther, Board Member, T-Mobile Worldwide Holding GmbH, have vacated their positions.

The Board of Directors meeting took place on the same day and appointed Sergey Schebetov as Chairman and Vladimir Lagutin as Deputy Chairman of MTS’ Board of Directors.

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Biographies

Sergey Schebetov is the General Director of Sistema Telecom.

Born in 1966. In 1991 Mr. Schebetov graduated from Novosibirsk State University with a major in Quantum Optics. He holds a Master’s degree (MBA) from Stanford University Business School (USA), which he graduated from in 1994.

Mr. Schebetov was appointed the General Director of Sistema Telecom in January 2006. Prior to this, in April 2005, he was appointed the First Deputy General Director of Sistema Telecom. From June 2001, Mr. Schebetov was acting as the Head of the Corporate Development Department of AFK Sistema, in charge of AFK Sistema’s business trends development strategies.

From 1999-2001 he was the Development Director of Integrum-Techno and he worked in a number of high-tech companies in Russia and the USA. From 1997-1999 he was the Vice President of the Corporate Finance Department at ATON Capital Group and from 1994-1996 Mr. Schebetov worked as a consultant in the Russian office of McKinsey and Company.

Alexander Gorbunov is the Head of the Corporate Development Department of Sistema.

Born in 1967. In 1992 Mr. Gorbunov graduated from the Moscow State Physical Engineering Institute, majoring in Nuclear Physics. In 1999 he was conferred an MBA degree from the Harvard Business School.

Mr. Gorbunov was appointed the Head of the Corporate Development Department of AFK Sistema in July 2005. From 2003 he held the position of Director of Strategy at Mobile TeleSystems and from 2002 he was in charge of the Strategic Analysis and Planning Department of Sistema Telecom. Prior to this, Mr. Gorbunov was employed by the Moscow and Boston offices of Bain&Company.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 60.31 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: March 29, 2006